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                                                OPPENHEIMERFUNDS
                                                OppenheimerFunds, Inc.
                                                Rochester Division
                                                350 Linden Oaks
                                                Rochester, NY 14625-2807
                                                Tel 716 383-1300




                                July 30, 1998



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

      Re:   Oppenheimer Large Cap Value Fund
            File No. 333-56847

Ladies and Gentlemen:

      On June 15, 1998, Oppenheimer Large Cap Value Fund ("Registrant") filed a registration statement on Form N-1A under the Securities Act of 1933 and the Investment Company Act of 1940, together with a delaying amendment and a request for acceleration of the effective date of the registration statement to August 3, 1998 pursuant to Rule 461 under the Securities Act of 1933. The filing was effected electronically (Accession Number 0001063354-98-000003).

      Registrant hereby requests withdrawal of its previous request for acceleration of the effective date of its registration statement. Registrant intends to file an amendment in order to address comments received from the staff of the Securities and Exchange Commission as set forth in its letter dated July 15, 1998.

                        Very truly yours,

                        /s/ Patricia C. Foster
                        Patricia C. Foster
                        Vice President/Assistant Counsel





cc:   Randolph S. Koch, Financial Analyst
      Andrew J. Donohue, Esq.
      Ronald Feiman, Esq.